Exhibit (a)(5)(A)

FILED

OCT 20 2010

SONYA KRASKI
SNOHOMISH COUNTY CLERK
EX-OFFICIO CLERK OF COURT
SUPERIOR COURT OF WASHINGTON

SNOHOMISH COUNTY

MINDY CREAMER, individually and on	Case No. 10 2 08782 4
behalf of all others similarly situated,

Plaintiff,	CLASS ACTION
vs.

COMPLAINT BASED ON
CARDIAC SCIENCE CORPORATION,	SELF-DEALING AND
DAVID L. MARVER, MICHAEL K.	BREACH OF FIDUCIARY DUTY
MATYSIK, RUEDIGER NAUMANN-
ETIENNE, W. ROBERT BERG, TIMOTHY
C. MICKELSON, RONALD A. ANDREWS,	JURY TRIAL DEMANDED
JR., OPTO CIRCUITS (INDIA) LTD., and
JOLT ACQUISITION COMPANY,
Defendants.
SUMMARY OF THE ACTION
     1. This is a shareholder class action that plaintiff brings individually and on behalf of holders of common stock of Cardiac Science Corporation (“Cardiac Science” or the “Company”) arising out of the self-interested and inadequately informed decision of the Individual Defendants (as defined herein) to sell the Company to a private equity buyer, Opto Circuits (India) Ltd. (“Opto Circuits”), through Opto Circuits’ subsidiary Jolt Acquisition Corporation (“Jolt”), in an

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

all-cash transaction at the proposed price of $2.30 per share (the “Proposed Acquisition”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Opto Circuits.
     2. Cardiac Science develops, manufactures, and markets diagnostic and therapeutic cardiology devices and systems in North America, Europe, and Asia. One of the Company’s most important lines of products is its automated external defibrillators (“AEDs”). An AED is a portable electronic device that automatically diagnoses potentially life threatening cardiac arrhythmias and is able to treat them through defibrillation. Starting in 2009, the Company began corrective actions over defective AEDs that would prevent the device from functioning properly. Since that time, the Company and the U.S. Food and Drug Administration (“FDA”) have discussed how to properly correct for the AED problem. The FDA and the potential serious negative consequences of the AEDs have caused uncertainty about the Company’s future and have weighed down Cardiac Science’s stock significantly.
     3. On July 19, 2010, the Company announced that it reached an agreement with the FDA on how to address the problems with the AEDs. The plan called for the Company to replace 24,000 AEDs in the United States, with an estimated cost of approximately $11 million, which was at the low end of the previous estimated range. With this uncertainty removed, the Company’s stock has finally been able to rebound. On August 4, 2010, the Company’s stock price peaked at $2.47 per share, $0.17 higher than the consideration of the Proposed Acquisition. In addition, the Company has continued to grow, introducing additional products, a new partnership with Best Buy Co., Inc. and an expansion into the Japanese market with a new AED distributor.
     4. Despite the Company’s substantial upside, its Board of Directors (the “Board”) has decided to sell out the Company now at the grossly inadequate price of $2.30 per share (the “Proposed Consideration”). The Proposed Consideration is at a mere 9.5% premium to the Company’s closing stock price the previous day, and at a discount to Cardiac Science’s stock

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

price reached just a few months earlier in August.
     5. Worst, however, is the inadequate process that the Board engaged in to sell the Company. Despite knowing the Company’s attractiveness to potential acquirers, the Board failed to adequately shop Cardiac Science. Instead, Cardiac Science’s directors and officers sought out a suitor that would acquire the Company, while at the same time allowing them to keep their lucrative and prestigious positions and capture this expected value for themselves. In choosing a foreign suitor that wished to expand into the United States, the Proposed Acquisition satisfies all of these criteria. In addition, the directors and officers will reap valuable change-in-control benefits through the acceleration of their restricted stock. In a question-and-answer document filed with the U.S. Securities and Exchange Commission (“SEC”), the Company states that Opto Circuits plans to continue to run the Company as a separate unit. In fact, the Company will retain its name and its brands will remain unchanged. The Company also said that it expects senior leadership at Cardiac Science to remain intact. The Board and Opto Circuits have now decided to quickly push through the Proposed Acquisition before any other third party can make a superior bid, stating that they expect the transaction to close within ninety days.
     6. The absence of any of potential bidder is practically assured due to the Board agreement to bind the Company to a no-solicitation clause in the Agreement and Plan of Merger entered into on October 19, 2010 (the “Merger Agreement”). Pursuant to the Merger Agreement, the Company and its representatives are prohibited from soliciting any additional bids for the Company. In addition, the defendants agreed to a termination fee of $1.3 million that the Company will have to pay in the event a third party makes a superior offer. In the unlikely event that a third party is still willing to make a superior proposal for the Company, Opto Circuits will have five days to match the new offer before the Board will be able to change its recommendation, further depressing the likelihood of any third party going through the expense of making such a superior offer.
     7. Defendants also agreed to a “Top-Up Option” in connection with the Proposed Acquisition. The Top-Up Option is impermissibly coercive and was agreed to in order to

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

circumvent shareholders’ right to vote on the Proposed Acquisition. Under the Top-Up Option, Opto Circuits has the right to force the Company to sell it the amount of stock that, combined with the amount Opto Circuits acquires via the Proposed Acquisition, will equal one share more than 90% of the outstanding stock. By acquiring one share more than 90% of the Company’s outstanding stock, Opto Circuits will be able to effectuate a short-form merger, dispensing with the requirement of a shareholder vote.
     8. The Individual Defendants’ actions in placing their personal benefits ahead of the Company’s shareholders are improper and violate applicable law. In accordance with their duties of due care and loyalty, when seeking to sell the Company, the directors and officers of Cardiac Science had a duty to diligently obtain and consider all reasonably available information material to the Proposed Acquisition and follow a process designed to maximize shareholder value. In their haste to trigger their change-in-control benefits by selling the Company, while also finding a buyer who would allow them to retain their lucrative positions post-closing, Cardiac Science’s directors and officers deliberately failed to utilize the Company’s strong capital position as a selling point in an effort to develop and evaluate multiple potential transactions, especially those with strategic suitors who could afford to pay more due to the synergies associated with combining their operations. Instead, motivated by financial and professional benefits for themselves not shared with their public shareholders, these fiduciaries chose Opto Circuits without adequately exploring other strategic alternatives.
     9. Because defendants dominate and control the business and corporate affairs of Cardiac Science, they have access to non-public corporate information concerning Cardiac Science’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Cardiac Science, which makes it inherently unfair for them to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of maximizing stockholder value. Nonetheless, instead of attempting to engage in a fair process, untainted by self-dealing, defendants spent substantial effort tailoring the Proposed Acquisition to meet their

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

specific needs and the needs of Opto Circuits. In short, the Proposed Acquisition is designed to unlawfully divest Cardiac Science’s public stockholders of the future growth potential of the Company by engaging in an unfair process riddled with self-dealing.
     10. To remedy defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s shareholders; and (iii) rescission of, to the extent already implemented, any merger agreement between the Company and Opto Circuits or its affiliates, and any of the terms thereof.
JURISDICTION AND VENUE
     11. This Court has jurisdiction over all causes of action asserted herein under RCW § 2.08.010.
     12. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that has its headquarters in or does sufficient business in Washington, or is an individual who resides in or has sufficient minimum contacts with Washington, so as to render the exercise of jurisdiction by the Washington courts permissible under traditional notions of fair play and substantial justice.
     13. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in the County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Cardiac Science occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

PARTIES
     14. Plaintiff Mindy Creamer has been a shareholder at all times relevant hereto and is a shareholder of Cardiac Science.
     15. Defendant Cardiac Science is a Delaware corporation that develops, manufactures, and markets advanced diagnostic and therapeutic cardiology devices and systems; including AEDs, electrocardiograph devices, cardiac stress treadmills and systems, and diagnostic workstations. Cardiac Science also sells a variety of related products and consumables and offers a portfolio of training, maintenance, and support services. Cardiac Science’s principal executive offices are located at 3303 Monte Villa Parkway, Bothell, Washington 98021. Cardiac Science is a public corporation.
     16. Defendant David L. Marver (“Marver”) is Cardiac Science’s Chief Executive Officer, President, and a director and has been since March 2009. Marver was also Cardiac Science’s Executive Vice President and Chief Operating Officer from October 2008 to March 2009.
     17. Defendant Michael K. Matysik is Cardiac Science’s Senior Vice President, Chief Financial Officer, and Secretary and has been since September 2005.
     18. Defendant Ruediger Naumann-Etienne (“Naumann-Etienne”) is Cardiac Science’s Chairman of the Board and has been since November 2006 and a director and has been since September 2005. Naumann-Etienne was also Cardiac Science’s Vice Chairman from September 2005 to November 2006.
     19. Defendant W. Robert Berg is a Cardiac Science director and has been since September 2005.
     20. Defendant Timothy C. Mickelson is a Cardiac Science director and has been since November 2006.
     21. Defendant Ronald A. Andrews, Jr. is a Cardiac Science director and has been since November 2009.

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

     22. Defendant Opto Circuits is an Indian multinational corporation involved in the design, development, manufacture, and marketing of healthcare equipment and interventional products, including pulse oximeters, patient monitoring systems, sensors, and respiratory care equipment. Opto Circuits is headquartered in Bangalore, India.
     23. Defendant Jolt is a Delaware corporation and wholly-owned subsidiary of Opto Circuits. Pursuant to the Merger Agreement, Jolt will commence a tender offer to acquire all of the issued and outstanding shares of common stock of Cardiac Science. Following consummation of the Proposed Acquisition, Jolt will merge with and into Cardiac Science, with Cardiac Science as the as the surviving corporation.
     24. The defendants named above in ¶¶16-21 are sometimes collectively referred to herein as the “Individual Defendants.”
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     25. Under Delaware law, the directors and officers of a publicly traded corporation such as Cardiac Science have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with these duties, neither the directors nor the officers may take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits themselves from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     26. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Cardiac Science, are obligated under Delaware law to

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
               (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     27. Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of Cardiac Science. Certain of the Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Certain Cardiac Science executives are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. These executives have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Cardiac Science common stock in the Proposed Acquisition.
     28. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

THE COMPANY REACHES AN AGREEMENT WITH THE FDA
     29. The Company first announced that it initiated a voluntary recall of some AEDs on November 13, 2009. After eight months of casting doubts about the Company’s business health, on July 19, 2010, the Cardiac Science finally announced the resolution of its outstanding AED issues with the FDA.
Cardiac Science Corporation, a global leader in automated external defibrillator (AED) and diagnostic cardiac monitoring devices, announced it has addressed outstanding issues with the Food and Drug Administration (“FDA”) relating to the corrective AED field action announced on November 13, 2009. The FDA has issued an updated communication on this matter which may be viewed at http://www.fda.gov/MedicalDevices/Safety/AlertsandNotices/ucml 91426.htm.
     Under the updated recall plan, Cardiac Science will replace approximately 24,000 AEDs used by first responders and certain medical facilities in the United States. First responders include police, fire, and ambulance services. Medical provider facilities include hospitals, medical clinics, dialysis centers and assisted living facilities.
     “We have worked constructively with the FDA to address their concerns and are pleased to bring this matter to a close. We are now focused on executing the updated recall quickly and effectively,” said Dave Marver, Cardiac Science president and chief executive officer.
     The Company estimates this plan will add between $10 and $15 million to the $18.5 million expense previously accrued for the November, 2009 recall. The Company expects to take a charge to earnings in the second quarter within this range. Cash expenditures related to this updated recall plan are expected to occur over the next twelve months or more. The Company has executed an updated agreement with Silicon Valley Bank, increasing its line of credit from $5 million to $15 million and will use borrowings from this line, in combination with existing cash resources, to carry out this updated recall plan.
The Updated Recall Plan
     Under the updated recall plan, Cardiac Science will repair or replace approximately 24,000 AEDs used by first responders and certain medical facilities in the U.S. AED use by these customers is likely to be more frequent due to the nature of the settings in which the AEDs are employed and the involvement of professionally trained caregivers. More frequent use of affected AEDs may

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

introduce a slightly higher probability that the component issue that led to the November 2009 recall will be encountered during a rescue attempt.
     All other AEDs affected by the November 2009 recall require only the Company’s previously announced software update. This update enhances the AED’s self-test capabilities and improves detection of the component issue such that the probability of failure of these devices during a rescue attempt is significantly reduced. The Company has notified affected customers and the software update is currently available for all affected AEDs. For most models, the update is available online at www.cardiacscience.com/aed175. Cardiac Science urges all users, including those who will receive replacements, to install the software update for their affected AED(s) as soon as possible.
     Cardiac Science will immediately begin notifying U.S. based first responder and medical facility customers eligible for replacement units. Replacements will be scheduled as soon as possible, with first priority given to police, fire, and ambulance service customers.
     The determination whether replacement units are appropriate for first responders and/or medical facilities outside the U.S. will be made through discussions with local regulatory authorities. These authorities have previously accepted the software update as the appropriate action for all customers, including first responders and medical facilities. The number of units subject to the updated plan outside the U.S., if any, will affect costs within the estimated range.
     30. Dalton Chandler, an analyst at Needham, issued a report that day entitled, “CSCX: Reaches Agreement with FDA on Defibrillator Recall, Removing a Tremendous Amount of Uncertainty About the Company’s Future.” In the report, Mr. Chandler explains how the agreement with the FDA was much better than feared.
     31. On July 29, 2010, the Company announced its financial results for the second quarter of 2010. In the press release, the Company revealed that the changes for the AED recall would only be $11 million, at the very low end of its estimated costs. Over the next few days the Company’s stock price jumped from $1.82 to close at $2.47 on August 4, 2010.
THE PROPOSED ACQUISITION
     32. On October 19, 2010, Cardiac Science issued the following press release announcing that the Individual Defendants had agreed to sell Cardiac Science to Opto Circuits in

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

a cash tender offer for $2.30 per share. The press release stated in relevant part:
     Cardiac Science Corporation (and Opto Circuits (India) Limited today announced they have entered into a definitive merger agreement under which Opto Circuits has agreed to acquire all of the outstanding shares of Cardiac Science common stock for $2.30 USD per share ...
     “We believe this transaction provides excellent value to our shareholders and expanded opportunity for our customers, employees, and partners,” said Dave Marver, Cardiac Science president and chief executive officer. “Our business will benefit greatly from Opto Circuits’ financial resources, operational capabilities, and global scale.”
     “We are delighted to expand our presence in noninvasive diagnostic monitoring through this acquisition and are excited to enter the high-growth automated external defibrillation market,” said Vinod Ramnani, Opto Circuits chairman and managing director. “Cardiac Science has a strong reputation for innovative, high-quality products and services. This transaction is expected to open many new global markets for Cardiac Science’s products and will greatly enhance Opto Circuits’ product offering and presence in the United States.”
*       *      *
About the Transaction
     The boards of directors of both companies have unanimously approved the transaction, which will take the form of an all-cash tender offer by a wholly-owned subsidiary of Opto Circuits, followed by a second-step merger. The closing of the tender offer by Opto Circuits, which is expected to be commenced within 10 business days, is subject to customary conditions, including that shares representing at least sixty percent (60%) of Cardiac Science’s outstanding shares of common stock are validly tendered into the offer. As a result of the second-step merger, any shares that have not been validly tendered into the offer will be converted into the right to receive cash equal to the offer price of $2.30 per share. The subsequent closing of the merger may be subject to obtaining stockholder approval of the merger agreement if Opto Circuits does not acquire a sufficient number of shares to effect a short-form merger. If such approval is needed, Cardiac Science will call a special meeting of its stockholders. If a stockholder meeting is required to approve the merger, Opto Circuits has agreed to vote (or cause its acquisition subsidiary to vote) all shares of Cardiac Science it owns in favor of the merger. The companies are targeting a late fourth quarter 2010

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

closing, assuming satisfaction of closing conditions and successful execution of the tender offer process.
     33. Also, on October 19, 2010, the Company filed a Form 8-K with the SEC wherein it disclosed the Merger Agreement.
     34. Section 2.2 of the Merger Agreement provides Opto Circuits with the Top-Up Option. The Top-Up Option gives Opto Circuits the ability to purchase from the Company the number of shares of Cardiac Science stock that, when added to the amount Opto Circuits already owns, will equal at least one share more than 90% of the Company’s total outstanding stock. This Top-Up Option ensures that Opto Circuits will acquire the requisite 90% of shares outstanding to commence a short form merger.
     35. Section 7.3 of the Merger Agreement contains a no-solicitation clause. This section of the Merger Agreement prohibits the Company and its representatives from even encouraging a third party to make a superior offer to acquire Cardiac Science.
     36. Section 7.3 of the Merger Agreement also provides Opto Circuits with “matching rights” in the event the Board receives a superior proposal for the Company. Pursuant to this provision, if the Board receives superior proposal, the Company must provide written notice of the proposal to Opto Circuits that includes the material terms and conditions of the proposal by the third party. After the receipt of the notice, Opto Circuits has five business days to negotiate with the Company, such that the third party’s offer is no longer superior.
     37. Section 9.2 of the Merger Agreement imposes a $1.3 million termination fee if the Company terminates the Merger Agreement. In addition, the Company has agreed to pay up to $300,000 of Opto Circuits’ and Jolt’s expenses, adding yet another layer to the already impermissible termination fee. The termination and expenses fee provisions are unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals.
THE UNFAIR AND INADEQUATE PROCESS
     38. In order to meet their fiduciary duties, the Individual Defendants are obligated to

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to Individual Defendants’ eagerness to enter into an acquisition with Opto Circuits, they failed to implement a process to obtain the maximum price for shareholders. Instead, the Company has stated that Opto Circuits plans to commence the tender offer shortly and close the Proposed Acquisition within ninety days, closing off the ability for a third party to conduct adequate due diligence into the Cardiac Science and make a superior proposal for it.
     39. Further, the consideration in the Proposed Acquisition is unfair. The premium being offered in the Proposed Acquisition drastically undervalues the Company’s assets and business prospects. The Company has just cast-off the uncertainty surrounding its FDA and AEDs problems. In addition, the Company is currently expanding, with a new agreement with a Japanese distributor. As a result of the Individual Defendants’ conduct, Cardiac Science’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company.
SELF-DEALING
     40. By reason of their positions with Cardiac Science, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Cardiac Science. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Cardiac Science. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.
     41. In pursuing the Proposed Acquisition, Individual Defendants have disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. In fact, the Company has stated that Opto Circuits’s plan for Cardiac Science is to remain separate from its other subsidiaries with the Company’s senior management continuing at the post-acquisition Company.

Law Offices of
COMPLAINT	Clifford A. Cantor, P.C. 627 208th Ave. SE Sammamish, WA 98074-7033 Tel: (425) 868-7813 • Fax: (425) 868-7870

     42. In short, the Proposed Acquisition is wrongful, unfair, and harmful to Cardiac Science’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Cardiac Science via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Cardiac Science’s shareholders.
     43. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
•	withdraw their consent to the sale of Cardiac Science and allow the shares to trade freely;

•	act independently so that the interests of Cardiac Science’s public stockholders will be protected;

•	adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Cardiac Science’s public stockholders; and

•	solicit competing bids to Opto Circuits’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.
CLASS ACTION ALLEGATIONS
     44. Plaintiff brings this action for herself and on behalf of all holders of Cardiac Science common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.
     45. This action is properly maintainable as a class action.
     46. The Class is so numerous that joinder of all members is impracticable. According to Cardiac Science’s SEC filings, there were more than 23 million shares of Cardiac Science common stock outstanding as of August 2, 2010.

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA 98074-7033
Tel: (425) 868-7813 • Fax: (425) 868-7870

     47. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
       (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;
       (b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;
       (c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;
       (d) whether Cardiac Science aided and abetted the Individual Defendants’ breaches of fiduciary duties;
       (e) whether Opto Circuits or Jolt aided and abetted the Individual Defendants’ breaches of fiduciary duties; and
       (f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     48. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     49. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.
     50. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     51. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA 98074-7033
Tel: (425) 868-7813 • Fax: (425) 868-7870

     52. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
THEORIES OF RELIEF
     Plaintiff and the Class are entitled to relief under legal theories that include but are not necessarily limited to the following.
COUNT I
Breach of Fiduciary Duties to Shareholders,
against the Individual Defendants
     53. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     54. The Individual Defendants have violated their fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Cardiac Science and have acted to put their personal interests ahead of the interests of Cardiac Science’s shareholders.
     55. By the acts, transactions, and courses of conduct alleged herein, Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Cardiac Science.
     56. The Individual Defendants have violated their fiduciary duties by entering Cardiac Science into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Cardiac Science’s shareholders.
     57. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Cardiac Science because, among other reasons:
       (a) they failed to take steps to maximize the value of Cardiac Science to its public shareholders;
       (b) they failed to properly value Cardiac Science and its various assets and

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA 98074-7033
Tel: (425) 868-7813 • Fax: (425) 868-7870

     operations; and
      (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.
     58. Because the Individual Defendants dominate and control the business and corporate affairs of Cardiac Science, and are in possession of, or have access to, private corporate information concerning Cardiac Science’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Cardiac Science which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.
     59. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     60. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Cardiac Science’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.
     61. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     62. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Cardiac Science’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA 98074-7033
Tel: (425) 868-7813 • Fax: (425) 868-7870

the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.
     63. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
COUNT II
Aiding and Abetting Breaches of Fiduciary Duty to Shareholders,
against Cardiac Science
     64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     65. Defendant Cardiac Science aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Cardiac Science, including plaintiff and the members of the Class.
     66. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     67. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     68. Cardiac Science colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     69. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
COUNT III
Aiding and Abetting Breaches of Fiduciary Duty to Shareholders,
against Opto Circuits and Jolt
     70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA 98074-7033
Tel: (425) 868-7813 • Fax: (425) 868-7870

     71. Opto Circuits and Jolt aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Cardiac Science, including plaintiff and the members of the Class.
     72. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     73. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     74. Opto Circuits and Jolt colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     75. Opto Circuits and Jolt participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Opto Circuits and Jolt obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Opto Circuits and Jolt will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.
     76. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in her favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Rescinding, to the extent already implemented, the Merger Agreement;
     C. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA 98074-7033
Tel: (425) 888-7813 • Fax: (425) 868-7870

     D. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Cardiac Science and obtain a transaction which is in the best interests of Cardiac Science’s shareholders;
     E. Imposition of a constructive trust in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     G. Granting such other and further equitable relief as this Court may deem just and proper.

Dated October 20, 2010.

Respectfully submitted,

Law Offices of Clifford A. Cantor, P.C.

By: /s/ Clifford A. Cantor Clifford A. Cantor, WSBA # 17893
627 208th Ave. SE
Sammamish, WA 98074
Tel: (425) 868-7813 Fax: (425) 868-7870

Robbins Ueeda LLP
Brian J. Robbins
Stephen J. Oddo
600 B Street, Suite 1900
San Diego, CA 92101
Tel: (619) 525-3990
Fax: (619) 525-3991

Counsel for Plaintiff

COMPLAINT	Law Offices of
Clifford A. Cantor, P.C.
627 208th Ave. SE
Sammamish, WA-98074-7033
Tel: (425) 868-7813 • Fax: (425) 868-7870